UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549


				SCHEDULE 13D

		  Under the Securities Exchange Act of 1934

			      (Amendment No. _)*



		Marlborough Software Development Holdings Inc.
			       (Name of Issuer)


		   Common Stock, par value $0.01 per share
			(Title of Class of Securities)


				  571038108
				(CUSIP Number)



			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 200
			Seattle, Washington 98102-3620
				(206) 728-9063
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



				April 8, 2013
	   (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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CUSIP No.  571038108		Schedule 13D			Page 2 of 12


1 NAMES OF REPORTING PERSONS

	Columbia Pacific Opportunity Fund, L.P.  (1)

IRS Identification No. of Above Person (entities only)
	20-8451143


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)   [ ]
(b)   [X]


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
	Washington


		5 SOLE VOTING POWER
NUMBER OF		2,156,331  (2)
SHARES
BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	7 SOLE DISPOSITIVE POWER
PERSON			2,156,331  (2)
WITH:
		8 SHARED DISPOSITIVE POWER
			0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,156,331


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	[ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	19.96%  (3)

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	PN



(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,156,331 shares of Common Stock owned by Columbia Pacific Opportunity Fund, L.P.

(3) Based on 10,801,609 shares of Common Stock outstanding as of March 15, 2013 as reported on the Company's Form 10-K for the period ended December 31, 2012, as filed on April 1, 2013.

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CUSIP No.  571038108		Schedule 13D			Page 3 of 12


1 NAMES OF REPORTING PERSONS

	Columbia Pacific Advisors, LLC  (1)

IRS Identification No. of Above Person (entities only)
	20-8051301


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)   [ ]
(b)   [X]


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
	Washington


		5 SOLE VOTING POWER
NUMBER OF		2,272,220  (2)
SHARES
BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	7 SOLE DISPOSITIVE POWER
PERSON			2,272,220  (2)
WITH:
		8 SHARED DISPOSITIVE POWER
			0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,272,220


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	[ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	21.04%  (3)

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IA



(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,272,220 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 10,801,609 shares of Common Stock outstanding as of March 15, 2013 2012, as reported on the Company's Form 10-K for the period ended December 31, 2012, as filed on April 1, 2013.

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CUSIP No.  571038108		Schedule 13D			Page 4 of 12


1 NAMES OF REPORTING PERSONS

	Alexander B. Washburn  (1)



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)   [ ]
(b)   [X]


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America


		5 SOLE VOTING POWER
NUMBER OF		2,272,220  (2)
SHARES
BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	7 SOLE DISPOSITIVE POWER
PERSON			2,272,220  (2)
WITH:
		8 SHARED DISPOSITIVE POWER
			0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,272,220


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	[ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	21.04%  (3)


12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN



(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,272,220 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 10,801,609 shares of Common Stock outstanding as of March 15, 2013 2012, as reported on the Company's Form 10-K for the period ended December 31, 2012, as filed on April 1, 2013.

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CUSIP No.  571038108		Schedule 13D			Page 5 of 12


1 NAMES OF REPORTING PERSONS

	Daniel R. Baty  (1)



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)   [ ]
(b)   [X]


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America


		5 SOLE VOTING POWER
NUMBER OF		2,272,220  (2)
SHARES
BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	7 SOLE DISPOSITIVE POWER
PERSON			2,272,220  (2)
WITH:
		8 SHARED DISPOSITIVE POWER
			0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,272,220


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	[ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	21.04%  (3)


12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN



(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,272,220 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 10,801,609 shares of Common Stock outstanding as of March 15, 2013 2012, as reported on the Company's Form 10-K for the period ended December 31, 2012, as filed on April 1, 2013.

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CUSIP No.  571038108		Schedule 13D			Page 6 of 12


1 NAMES OF REPORTING PERSONS

	Stanley L. Baty  (1)



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)   [ ]
(b)   [X]


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America


		5 SOLE VOTING POWER
NUMBER OF		2,272,220  (2)
SHARES
BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	7 SOLE DISPOSITIVE POWER
PERSON			2,272,220  (2)
WITH:
		8 SHARED DISPOSITIVE POWER
			0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,272,220


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	[ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	21.04%  (3)


12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN



(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,272,220 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 10,801,609 shares of Common Stock outstanding as of March 15, 2013 2012, as reported on the Company's Form 10-K for the period ended December 31, 2012, as filed on April 1, 2013.

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CUSIP No.  571038108		Schedule 13D			Page 7 of 12


1 NAMES OF REPORTING PERSONS

	Brandon D. Baty  (1)



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)   [ ]
(b)   [X]


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America


		5 SOLE VOTING POWER
NUMBER OF		2,272,220  (2)
SHARES
BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	7 SOLE DISPOSITIVE POWER
PERSON			2,272,220  (2)
WITH:
		8 SHARED DISPOSITIVE POWER
			0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,272,220


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	[ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	21.04%  (3)


12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN



(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,272,220 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 10,801,609 shares of Common Stock outstanding as of March 15, 2013 2012, as reported on the Company's Form 10-K for the period ended December 31, 2012, as filed on April 1, 2013.

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CUSIP No.  571038108		Schedule 13D			Page 8 of 12


1 NAMES OF REPORTING PERSONS

	Columbia Pacific Partners Fund, Ltd.  (1)

IRS Identification No. of Above Person (entities only)
	20-8451143


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)   [ ]
(b)   [X]


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman Islands


		5 SOLE VOTING POWER
NUMBER OF		115,889  (2)
SHARES
BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	7 SOLE DISPOSITIVE POWER
PERSON			115,889  (2)
WITH:
		8 SHARED DISPOSITIVE POWER
			0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	115,889


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	[ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	1.08%  (3)

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	PN



(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 115,889 shares of Common Stock owned by Columbia Pacific Opportunity Fund, L.P.

(3) Based on 10,801,609 shares of Common Stock outstanding as of March 15, 2013 as reported on the Company's Form 10-K for the period ended December 31, 2012, as filed on April 1, 2013.

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CUSIP No.  571038108		Schedule 13D			Page 9 of 12


Item 1.		Security and Company
	This schedule relates to Common Stock par value $0.01 per share (the "Common Stock"), issued by Marlborough Software Development Holdings Inc. (the "Company"), the principal executive office of which is located at 500 Nickerson Road, Marlborough, Massachusetts 01752-4695.



Item 2.		Identity and Background

(a)-(c) and (f)  This Schedule 13D is being filed jointly by Columbia
Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund, Ltd., a Cayman Islands limited corporation, (the "Partners Fund" and together with the Opportunity Fund, the "Funds"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Advisor"); Alexander B. Washburn, a U.S. citizen;
Daniel R. Baty, a U.S. citizen; Stanley L. Baty, a U.S. citizen; and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons").
The business address of the Reporting Persons is 1910 Fairview Avenue East, Suite 200, Seattle, WA. Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Advisor, which is primarily responsible for all investment decisions regarding the Funds'investment portfolios. The shares of Common Stock reported herein are held in the portfolios of the Funds.
Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

(d)-(e) None of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.		Source and Amount of Funds or Other Consideration

	Of the 2,272,220 shares of Common Stock reported herein by the Reporting Persons; 2,156,331 shares of Common Stock were acquired by the Opportunity Fund (as reported on Schedule 13G filed February 14, 2013) with its investment capital for an approximate aggregate amount of $1,989,340 while 115,889 shares of Common Stock were received on April 8, 2013 as an in-kind transfer to the Partners Fund from its limited partners as an investment into the Partners Fund.



Item 4.		Purpose of Transaction
	The Advisor established the Partners Fund on April 1, 2013. With the Reporting Persons receipt of 115,889 shares of Common Stock on April 8, 2013 (refer to Item 3), the Reporting Persons presently hold approximately 21.04% of the Company's Common Stock. The previous purchases of Common Stock were made in the Reporting Persons' ordinary course of business and were not made for the purpose of acquiring control of the Company.


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CUSIP No.  571038108		Schedule 13D			Page 10 of 12

The Reporting Persons intend to review their investment in the Company on a continuing basis and may communicate with members of management and the Board of Directors of the Company, other shareholders, or others on matters related to the Company. The Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company beneficially owned by them, or take any other actions with respect to their investment in the Company permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.


Item 5.		Interest in Securities of the Issuer

(a)	See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by other Reporting Persons, except as expressly set forth below.

(b)	See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition. Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Advisor, which is the sole general partner of the Opportunity Fund and the investment manager of the Partners Fund, who are primarily responsible for all investment decisions regarding the Funds' investment portfolios. As a result of such role and otherwise by virtue of their relationship to the Funds and the Advisor, each may be deemed to have sole voting and dispositive power over the Common Stock directly beneficially owned by the Funds and, accordingly, may be deemed to indirectly beneficially own such Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

(c)	The Reporting Persons received 115,889 shares of Common Stock on April
8, 2013 as an in-kind transfer to the Partners Fund from its limited partners as an investment into the Partners Fund. No other shares were acquired in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.



Item 6.		Contracts, Arrangements, Understandings or Relationships with
		Respect to Securities of the Issuer

	Not applicable.



Item 7.		Material to Be Filed as Exhibits

	Not applicable.






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CUSIP No.  571038108		Schedule 13D			Page 11 of 12


				SIGNATURES


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 18, 2013		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
				By:	Columbia Pacific Advisors, LLC
					General Partner


					/s/ Alexander B. Washburn
				Name:  	Alexander B. Washburn
				Title: 	Managing Member


				COLUMBIA PACIFIC ADVISORS, LLC


				By:	/s/ Alexander B. Washburn
				Name: 	Alexander B. Washburn
				Title: 	Managing Member



					/s/ Alexander B. Washburn
					ALEXANDER B. WASHBURN


					/s/ Daniel R. Baty
					DANIEL R. BATY


					/s/ Stanley L. Baty
					STANLEY L. BATY


					/s/ Brandon D. Baty
					BRANDON D. BATYy


				COLUMBIA PACIFIC PARTNERS FUND, Ltd.
				By:	Columbia Pacific Advisors, LLC
					Investment Manager


					/s/ Alexander B. Washburn
				Name:  	Alexander B. Washburn
				Title: 	Managing Member







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CUSIP No.  571038108		Schedule 13D			Page 12 of 12



			   JOINT FILING AGREEMENT


We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.



Dated:  April 18, 2013		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
				By:	Columbia Pacific Advisors, LLC
					General Partner


					/s/ Alexander B. Washburn
				Name:  	Alexander B. Washburn
				Title: 	Managing Member


				COLUMBIA PACIFIC ADVISORS, LLC


				By:	/s/ Alexander B. Washburn
				Name: 	Alexander B. Washburn
				Title: 	Managing Member



					/s/ Alexander B. Washburn
					ALEXANDER B. WASHBURN


					/s/ Daniel R. Baty
					DANIEL R. BATY


					/s/ Stanley L. Baty
					STANLEY L. BATY


					/s/ Brandon D. Baty
					BRANDON D. BATYy


				COLUMBIA PACIFIC PARTNERS FUND, Ltd.
				By:	Columbia Pacific Advisors, LLC
					Investment Manager


					/s/ Alexander B. Washburn
				Name:  	Alexander B. Washburn
				Title: 	Managing Member